ReliaStar Life Insurance Company

and its

Separate Account N

ING Advantage Century^{SM} (Prospectus No. PRO.100207-06)
ING Advantage Century Plus^{SM} (Prospectus No. PRO.100208-06)
ING Advantage^{SM} (Prospectus No. PRO.100209-06)

Supplement dated October 27, 2006 to the Contract Prospectus
and Statement of Additional Information,
each dated April 28, 2006, as supplemented

This supplement updates certain information contained in the Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

Effective November 6, 2006, the following name changes will occur:

Current Fund Name	New Fund Name
ING FMR^{SM} Earnings Growth Portfolio	ING FMR^{SM} Large Cap Growth Portfolio
ING JPMorgan Small Cap Equity Portfolio	ING JPMorgan Small Cap Core Equity Portfolio

Accordingly, effective November 6, 2006, all references to the funds' current name in the Contract Prospectus and SAI are deleted and replaced with the funds' new name.